Contact

www.linkedin.com/in/jennifer-akana-sturla-043b71276 (LinkedIn)

Top Skills

Video Production

Native American

Native Hawaiian

Jennifer Akana Sturla

Storyteller Between Worlds | GenAI & Hybrid Filmmaking | Founder, Hapa Flick wefunder.com/izdoc

Los Angeles, California, United States

Summary

I'm a Native Hawaiian filmmaker and educator working at the intersection of cultural storytelling and emerging film technologies. I began my Hollywood career in 1996 as an NBC page and have since worked across the studio and network worlds, indie film, reality TV, and documentary. I hold an MFA from USC's School of Cinematic Arts and a BA in Modern Literature from UC Santa Cruz. My thesis film, Kamea, received festival acclaim, and I was honored to be selected as a Sundance Institute Native and Indigenous Producing Fellow. I'm currently completing a long-in-the-works documentary on Hawaiian musician Israel "IZ" Kamakawiwoʻole. As an alum of Curious Refuge's GenAI Filmmaking program, my creative arsenal has expanded tremendously. I also teach visual storytelling at Chapman University and am the founder of Hapa Flick, my banner for hybrid, culturally rooted work.

Experience

Meráki

Producer - First & Last

May 2024 - Present (2 years 1 month)

Honolulu, HI / Los Angeles, CA

Featured in Deadline 11/25. Longline: Surrounding the organized coup d'état led by Sanford B. Dole to overthrow the Kingdom of Hawai'i, Queen Lili'uokalani must fight to save her home as ill-fated premonitions are spoken to her from her late brother's spirit King Kalākaua. (Drama, Musical)

Chapman University

Faculty Lecturer

August 2023 - Present (2 years 10 months)

Orange, California, United States

I teach an undergraduate critical thinking course called Story: Noir x Netflix x AI Vibes

Hapa Flick
Producer & Director - IZ
January 2021 - Present (5 years 5 months)
Honolulu, HI / Los Angeles, CA

Feature documentary in late-stage post-production following an extended multi-year development and production cycle.

LDSS Corp
Video Editor
January 2024 - January 2025 (1 year 1 month)
Los Angeles, California, United States

Editor of two courses for the U.S. Department of the Interior for Native American, Alaska Native, and Native Hawaiian relations: "Understanding Tribal Treaties and Reserved Rights," and, "Introduction to Tribal Consultations." (First eps. here: https://www.youtube.com/watch?v=4mVz-QlvPks and https://www.youtube.com/watch?v=LDbqch4aKHI&list=PLMziW8sRmHKYub5XlmB9NnlcOYGxMhHDj)

51 Minds, Prometheus Entertainment, Dare to Pass, Bodega
Story Producer
June 2012 - May 2021 (9 years)
Los Angeles Metropolitan Area

I have worked as a Story Producer and Story AP on Smothered (TLC), She's Got Game (VH1), an Untitled Transgender Project (VH1), Sisterhood of Hip Hop (Oxygen), Steve Austin's Broken Skull Challenge (CMT), Whodunnit? (ABC), Kendra on Top (WE TV)

Los Angeles Film School
Teaching Faculty
September 2018 - January 2021 (2 years 5 months)
Los Angeles, California, United States

I taught documentary filmmaking and reality television, parts 1 and 2.

UCLA Extension
Teaching Faculty
August 2017 - August 2018 (1 year 1 month)
Los Angeles, California, United States

I taught narrative short filmmaking.

California State University, Northridge
Teaching Faculty

August 2016 - June 2017 (11 months)
Northridge, California

I taught narrative and documentary short film production to Film/Television majors.

Sony Pictures Entertainment
Executive Assistant
July 2007 - April 2012 (4 years 10 months)
Culver City, California, United States

Assistant to President Keith Le Goy and SVP Gina Kilberg.

Education

USC School of Cinematic Arts
Master of Fine Arts - MFA, Film/Cinema/Video Studies · (August 2000 - December 2004)

Curious Refuge
Completion, AI Documentary Filmmaking, AI Advanced Filmmaking · (February 2025 - May 2025)

University of California, Santa Cruz
Bachelor of Arts - BA, Literature · (September 1993 - July 1995)

Highland Hall Waldorf School
High School Diploma · (September 1979 - June 1990)

Joanne Baron/D.W. Brown Studio
Certificate 3-Year Meisner Training, Acting · (August 2010 - June 2013)